MEMORANDUM

TO:	Alberto H. Zapata, Esq. Senior Counsel Disclosure Review Office/Insured Investments U. S. Securities and Exchange Commission
FROM:	Frank J. Julian, Esq. Assistant Vice President, Legal
DATE:	July 30, 2014
SUBJECT:
Response to Comments for Post-Effective Amendment No. 10 for File No: 333-183048 to the Registration Statement on Form N-4; Jackson National Separate Account-I  ("Registrant") of Jackson National Life Insurance Company ("Jackson"); and

Post-Effective Amendment No. 10 for File No. 333-183046 to the Registration Statement on Form N-4; JNLNY Separate Account I ("Registrant") of Jackson National Life Insurance Company of New York ("Jackson of NY")

This memorandum is in response to the comments you provided via telephone on July 24, 2014, for the above referenced filings.

In the interest of convenience for the staff of the Securities and Exchange Commission (the "Commission" and the "Commission Staff", as appropriate), this memorandum provides our understanding of each of the specific oral comments, followed respectively by narrative responses (in bold).

Unless indicated otherwise below, the comments and responses apply to both registration statements referenced above. Copies of each supplement marked to show the changes discussed below, are attached and will be provided electronically and in hard copy.

1.	Single Life Versions of LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs (page 1)

a. In the paragraph introducing changes to the prospectus, the Registrant states, "The Income Stream Level 4 and Income Stream Level 5 GAWA% Tables offer the same Guaranteed Annual Withdrawal Amount percentages and charges as the previously named Base and Optional Income Upgrade tables, respectively." Please remove the phrase "previously named" and provide pagination for the referenced tables to better enable the reader to locate the tables in the current prospectus. Proper reference should be made to the "Base" table in the underlying prospectus.

Mr. Alberto H. Zapata
July 30, 2014

Response: The referenced sentence will be revised to read as follows:

Jackson Supplement (File No. 333-183048)

" The Income Stream Level 4 and Income Stream Level 5 GAWA% Tables offer the same Guaranteed Annual Withdrawal Amount percentages and charges as the Base GAWA% Table and the Optional Income Upgrade Table, respectively, appearing on pages 83 and 109 of the prospectus."

Jackson of NY Supplement (File No. 333-183046)

"The Income Stream Level 4 and Income Stream Level 5 GAWA% Tables offer the same Guaranteed Annual Withdrawal Amount percentages and charges as the Base GAWA% Tables and the Optional Income Upgrade Tables, respectively, appearing on pages 64 and 90 of the prospectus."

b.	Please make corresponding changes to the supplements to the Combination prospectuses under the registration statements.

Response: Corresponding changes will be made to the supplements to the Combination prospectuses under the registration statements and are reflected in the attached marked copies of the supplements.

2.	Joint for Life Versions of LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs

a.	Jackson of NY Supplement (File No. 333-183046). On page 4 of the supplement in the paragraph introducing changes to the prospectus, the Registrant states, "The Income Stream Level 3 GAWA% Table offers the same Guaranteed Annual Withdrawal Amount percentages and charges as the previously named Base table." Please remove the phrase "previously named" and provide pagination for the referenced Base table. Proper reference should be made to the "Base" table in the underlying prospectus.

Response: The referenced sentence will be revised to read as follows:

"The Income Stream Level 3 GAWA% Table offers the same Guaranteed Annual Withdrawal Amount percentages and charges as the GAWA Percentage table appearing on pages 76 and 100 of the prospectus."

b.	Jackson Supplement (File No. 333-183048). On page 3 of the supplement, please clarify the phrase "previous table" and as requested in item 2.a. above, provide specific page numbers and references to the Base table in the underlying prospectus.

Response: The referenced sentence will be revised to read as follows:

"The Income Stream Level 3 GAWA% Table offers the same Guaranteed Annual Withdrawal Amount percentages and charges as the GAWA Percentage table appearing on pages 95 and 119 of the prospectus."

2

Mr. Alberto H. Zapata
July 30, 2014

c.  Please make corresponding changes to the supplements to the Combination prospectuses under the registration statements.

Response: Corresponding changes will be made to the supplements to the Combination prospectuses under the registration statements and are reflected in the attached marked copies of the supplements.

3.            Joint for Life Versions of LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs

a.  Jackson of NY Supplement (File No. 333-183046).  On page 5 of the supplement, in the second bullet, Registrant states "the second and third paragraphs and corresponding GAWA% table under "Withdrawals" on pages 76 and 100 of the prospectus are revised to read as follows:" Please reword this instruction to read that the referenced paragraphs and corresponding GAWA% table are replaced by the indented language. Please confirm that the first paragraph under "Withdrawals" is not changing.  Also, please clarify whether the second paragraph following the table is being changed and make any other changes that would make the instruction more clear.

Response: The first paragraph under "Withdrawals" is not changing. The second paragraph following the table also is not changing. The referenced disclosure will be revised to read as follows:

"on pages 76 and 100 of the prospectus, the text immediately following the first paragraph under "Withdrawals" up to and including the paragraph immediately following the GAWA Percentage table is deleted and replaced with the following:"

b.  Jackson Supplement (File No. 333-183048).  On page 5 of the supplement, in the first bullet, Registrant states "the second and third paragraphs and corresponding GAWA% table under "Withdrawals" on pages 95 and 119 of the prospectus are revised to read as follows." Please reword this instruction to read that the referenced paragraphs and corresponding GAWA% table are replaced by the indented language. Please confirm that the first paragraph under "Withdrawals" is not changing.  Also, please clarify whether the second paragraph following the table is being changed and make any other changes that would make the instruction more clear.

Response: The first paragraph under "Withdrawals" is not changing. The second paragraph following the table also is not changing. The referenced disclosure will be revised to read as follows:

"on pages 95 and 119 of the prospectus, the text immediately following the first paragraph under "Withdrawals" up to and including the paragraph immediately following the GAWA Percentage table is deleted and replaced with the following:"

c.  Please make corresponding changes to the supplements to the Combination prospectuses under the registration statements. Also, please make corresponding changes to the Single Life Versions of the GMWBs.

3

Mr. Alberto H. Zapata
July 30, 2014

Response: Corresponding changes will be made to the supplements to the Combination prospectuses under the registration statements and to the Single Life Versions of the GMWBs and are reflected in the attached marked copies of the supplements.

4.            Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the Commission Staff to be certain that they have provided all information investors require for an informed decision.  Since the Registrant is in possession of all facts relating to the Registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•
should the Commission or the Commission Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Commission Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the Commission Staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response:  Registrants will provide the so-called Tandy Representations.

Please contact me at (517) 367- 3872 if you have any questions or require additional information.

4

Supplement Dated September 15, 2014
To The Prospectus Dated April 28, 2014

PERSPECTIVE II®
FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY
(Contracts offered for sale on and after September 10, 2012)

Issued by
Jackson National Life Insurance Company® and through
Jackson National Separate Account – I

This supplement updates the above-referenced prospectus. Please read and keep it together with your prospectus for future reference. To obtain an additional copy of the prospectus, please contact us at our Annuity Service Center, P.O. Box 30314, Lansing, Michigan, 48909-7814; 1-800-644-4565; www.jackson.com.

REVISED GAWA% TABLES UNDER THE LIFEGUARD FREEDOM 6 NET AND LIFEGUARD FREEDOM FLEX GMWBs.

1. Single Life versions of the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs

For single life versions of the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs issued on or after September 15, 2014, there are five different Guaranteed Annual Withdrawal Amount percentage tables ("GAWA% tables") that may be available, each with different corresponding charges. The five GAWA% tables are: the Income Stream Level 1 GAWA% Table; the Income Stream Level 2 GAWA% Table; the Income Stream Level 3 GAWA% Table; the Income Stream Level 4 GAWA% Table; and the Income Stream Level 5 GAWA% Table. The Income Stream Level 4 and Income Stream Level 5 GAWA% Tables offer the same Guaranteed Annual Withdrawal Amount percentages and charges as the Base GAWA% Table and the Optional Income Upgrade Table , respectively , appearing on pages 83 and 109 of the prospectus . The Income Stream Level 1, Income Stream Level 2, and Income Stream Level 3 GAWA% Tables offer reduced Guaranteed Annual Withdrawal Amount percentages at a lower cost. The prospectus is revised as follows:

►	Under the section titled "FEES AND EXPENSES TABLES", the following revisions to the optional endorsement maximum charges and related footnotes are made to the fee table beginning on page 5 of the prospectus:

For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge ("LifeGuard Freedom 6 Net®")[20]	3.00%
For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge ("LifeGuard Freedom 6 Net®") with Optional Income Upgrade (no longer offered as of September 15, 2014)	3.00%
For Life GMWB With Bonus and Step-Up Maximum Annual Charge ("LifeGuard Freedom Flex® GMWB")[22]	3.00%
For Life GMWB With Bonus and Step-Up Maximum Annual Charge ("LifeGuard Freedom Flex® GMWB") with Optional Income Upgrade (no longer offered as of September 15, 2014)	3.00%

20	3.00% of the GWB is the maximum annual charge (based on election of the Income Stream Level 5 GAWA% Table), which charge is payable quarterly. However, for Contracts purchased in Missouri (for endorsements issued on or after September 16, 2013) and Washington State, the charge is payable each Contract Month. For more information about the charges for this endorsement, including applicable charges for each of the five available GAWA% tables, please see "For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net") Charge" beginning on page 38, as supplemented below. For more information about how the endorsement works, including how the GWB is calculated, please see "For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount" beginning on page 81.
22	3.00% of the GWB is the maximum annual charge (based on election of the most expensive combination of options), which charge is payable quarterly. However, for Contracts purchased in Missouri (for endorsements issued on or after September 16, 2013) and Washington State, the charge is payable each Contract Month. For more information about the charges for this endorsement, including applicable charges for each of the available combination of options, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up ("LifeGuard Freedom Flex GMWB") Charge" beginning on page 40, as supplemented below. For more information about how the endorsement works, including how the GWB is calculated, please see "LifeGuard Freedom Flex GMWB" beginning on page 107.

►	Under the section titled "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net") Charge" on page 38 of the prospectus, the first paragraph is revised and a new charge table is added as follows:

The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on which GAWA% table you elect (see table below).  For more information about the GWB and the different GAWA% tables, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount" beginning on page 81.

GMWBS ISSUED ON OR AFTER SEPTEMBER 15, 2014

Annual Charge	Maximum		Current
With Income Stream Level 1 GAWA% Table	1.70%	(MO and WA Only) 1.74%	0.85%	(MO and WA Only) 0.87%
With Income Stream Level 2 GAWA% Table	1.90%	1.92%	0.95%	0.96%
With Income Stream Level 3 GAWA% Table	2.10%	2.10%	1.05%	1.05%
With Income Stream Level 4 GAWA% Table	2.50%	2.52%	1.25%	1.26%
With Income Stream Level 5 GAWA% Table	3.00%	3.00%	1.50%	1.50%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

►	Under the section titled "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up ("LifeGuard Freedom Flex GMWB") Charge" on page 40 of the prospectus, the first paragraph is revised and new charge tables are added as follows:

The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on which GAWA% table you elect (see tables below).  For more information about the GWB and the different GAWA% tables, please see "LifeGuard Freedom Flex GMWB" beginning on page 107.

GMWBS ISSUED ON OR AFTER SEPTEMBER 15, 2014

LifeGuard Freedom Flex GMWB With Income Stream Level 1 GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	1.20%	(MO and WA Only) 1.20%	0.60%	(MO and WA Only) 0.60%
6% Bonus and Annual Step-Up	1.40%	1.44%	0.70%	0.72%
7% Bonus and Annual Step-Up	1.70%	1.74%	0.85%	0.87%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

LifeGuard Freedom Flex GMWB With Income Stream Level 2 GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	1.40%	(MO and WA Only) 1.44%	0.70%	(MO and WA Only) 0.72%
6% Bonus and Annual Step-Up	1.60%	1.62%	0.80%	0.81%
7% Bonus and Annual Step-Up	1.90%	1.92%	0.95%	0.96%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

LifeGuard Freedom Flex GMWB With Income Stream Level 3 GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	1.60%	(MO and WA Only) 1.62%	0.80%	(MO and WA Only) 0.81%
6% Bonus and Annual Step-Up	1.80%	1.80%	0.90%	0.90%
7% Bonus and Annual Step-Up	2.10%	2.10%	1.05%	1.05%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

LifeGuard Freedom Flex GMWB With Income Stream Level 4 GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.00%	(MO and WA Only) 2.04%	1.00%	(MO and WA Only) 1.02%
6% Bonus and Annual Step-Up	2.20%	2.22%	1.10%	1.11%
7% Bonus and Annual Step-Up	2.50%	2.52%	1.25%	1.26%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

LifeGuard Freedom Flex GMWB With Income Stream Level 5 GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.50%	(MO and WA Only) 2.52%	1.25%	(MO and WA Only) 1.26%
6% Bonus and Annual Step-Up	2.70%	2.70%	1.35%	1.35%
7% Bonus and Annual Step-Up	3.00%	3.00%	1.50%	1.50%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

►	Under the section titled "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net")" and under the section titled "LifeGuard Freedom Flex GMWB", on pages 83 and 109 of the prospectus, the text immediately following the first paragraph under "Withdrawals" up to and including the paragraph immediately following the Base GAWA% Table and Optional Income Upgrade Table is deleted and replaced with the following :

There are five different GAWA% tables that may be available, each of which provides different GAWA percentages with different charges. The GAWA% tables, listed from the table offering the lowest GAWA percentages for each age group to the table offering the highest GAWA percentages for each age group, are: the Income Stream Level 1 GAWA% Table; the Income Stream Level 2 GAWA% Table; the Income Stream Level 3 GAWA% Table; the Income Stream Level 4 GAWA% Table; and the Income Stream Level 5 GAWA% Table. We reserve the right to prospectively restrict the availability of the GAWA% tables.  Therefore, not all GAWA% tables may be available at the time you are interested in electing this GMWB. Please contact your representative, or contact us at our Annuity Service Center, for information regarding the current availability of the GAWA% tables.

The GAWA percentages for each age group, depending on which GAWA% table you elect, are as follows:

For Endorsements Issued On Or After September 15, 2014:

Ages	Income Stream Level 1 GAWA% Table	Income Stream Level 2 GAWA% Table	Income Stream Level 3 GAWA% Table	Income Stream Level 4 GAWA% Table	Income Stream Level 5 GAWA% Table
35 – 64	3.00%	3.25%	3.50%	3.75%	4.00%
65 – 74	4.00%	4.25%	4.50%	4.75%	5.00%
75 – 80	4.50%	4.75%	5.00%	5.25%	5.50%
81+	5.00%	5.25%	5.50%	5.75%	6.00%

If your endorsement was issued before September 15, 2014, different GAWA percentages than those reflected in the above table may apply. Please refer to your Contract endorsement and the related prospectus disclosure for the GAWA percentages applicable under your Contract at the time of purchase. If you need assistance finding this information, please contact your representative, or contact us at our Annuity Service Center. Our contact information is on the first page of the prospectus.

2. Joint For Life versions of the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs

For the Joint For Life versions of the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs issued on or after September 15, 2014, there are three different Guaranteed Annual Withdrawal Amount percentage tables ("GAWA% tables") that may be available, each with different corresponding charges. The three GAWA% tables are: the Income Stream Level 1 GAWA% Table; the Income Stream Level 2 GAWA% Table; and the Income Stream Level 3 GAWA% Table. The Income Stream Level 3 GAWA% Table offers the same Guaranteed Annual Withdrawal Amount percentages and charges as the GAWA Percentage table appearing on pages 95 and 119 of the prospectus . The Income Stream Level 1 and Income Stream Level 2 GAWA% Tables offer reduced Guaranteed Annual Withdrawal Amount percentages at a lower cost. The prospectus is revised as follows:

►	Under the section titled "FEES AND EXPENSES TABLES", footnote 21 on page 8 and footnote 23 on page 9 of the prospectus are revised as follows:

21	3.00% of the GWB is the maximum annual charge (based on election of the Income Stream Level 3 GAWA% Table), which charge is payable quarterly. However, for Contracts purchased in Missouri (for endorsements issued on or after September 16, 2013) and Washington State, you pay the charge each Contract Month. For more information about the charges for this endorsement, including applicable charges for each of the three available GAWA% tables, please see "Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net with Joint Option") Charge" beginning on page 39, as supplemented below. For more information about how the endorsement works, including how the GWB is calculated, please see "Joint For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount" beginning on page 93.
23	3.00% of the GWB is the maximum annual charge (based on election of the most expensive combination of options), which charge is payable quarterly. However, for Contracts purchased in Missouri (for endorsements issued on or after September 16, 2013) and Washington State, you pay the charge each Contract Month. For more information about the charges for this endorsement, including applicable charges for each of the available combination of options, please see "Joint For Life GMWB With Bonus And Step-Up ("LifeGuard Freedom Flex With Joint Option GMWB") Charge" beginning on page 43, as supplemented below. For more information about how the endorsement works, including how the GWB is calculated, please see "LifeGuard Freedom Flex With Joint Option GMWB" beginning on page 117.

►	Under the section titled "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net With Joint Option") Charge" on page 39 of the prospectus, the first paragraph is revised and a new charge table is added as follows:
The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on which GAWA% table you elect (see table below).  For more information about the GWB and the different GAWA% tables, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount" beginning on page 93.

GMWBS ISSUED ON OR AFTER SEPTEMBER 15, 2014

Annual Charge	Maximum		Current
With Income Stream Level 1 GAWA% Table	2.30%	(MO and WA Only) 2.34%	1.15%	(MO and WA Only) 1.17%
With Income Stream Level 2 GAWA% Table	2.70%	2.70%	1.35%	1.35%
With Income Stream Level 3 GAWA% Table	3.00%	3.00%	1.60%	1.62%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

►	Under the section titled "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up ("LifeGuard Freedom Flex With Joint Option GMWB") Charge" on page 43 of the prospectus, the first paragraph is revised and new charge tables are added as follows:

The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on which GAWA% table you elect (see tables below).  For more information about the GWB and the different GAWA% tables, please see "LifeGuard Freedom Flex With Joint Option GMWB" beginning on page 117.

GMWBS ISSUED ON OR AFTER SEPTEMBER 15, 2014

LifeGuard Freedom Flex With Joint Option GMWB With Income Stream Level 1 GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	1.80%	(MO and WA Only) 1.80%	0.90%	(MO and WA Only) 0.90%
6% Bonus and Annual Step-Up	2.00%	2.04%	1.00%	1.02%
7% Bonus and Annual Step-Up	2.30%	2.34%	1.15%	1.17%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

LifeGuard Freedom Flex With Joint Option GMWB With Income Stream Level 2 GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.20%	(MO and WA Only) 2.22%	1.10%	(MO and WA Only) 1.11%
6% Bonus and Annual Step-Up	2.40%	2.40%	1.20%	1.20%
7% Bonus and Annual Step-Up	2.70%	2.70%	1.35%	1.35%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

LifeGuard Freedom Flex With Joint Option GMWB With Income Stream Level 3 GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.70%	(MO and WA Only) 2.70%	1.35%	(MO and WA Only) 1.35%
6% Bonus and Annual Step-Up	2.90%	2.94%	1.45%	1.47%
7% Bonus and Annual Step-Up	3.00%	3.00%	1.60%	1.62%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

►	Under the section titled "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net With Joint Option")" and under the section titled "LifeGuard Freedom Flex with Joint Option GMWB", beginning on pages 95 and 119 of the prospectus, the text immediately following the first paragraph under "Withdrawals" up to and including the paragraph immediately following the GAWA Percentage table is deleted and replaced with the following :

There are three different GAWA% tables that may be available, each of which provides different GAWA percentages with different charges. The GAWA% tables, listed from the table offering the lowest GAWA percentages for each age group to the table offering the highest GAWA percentages for each age group, are: the Income Stream Level 1 GAWA% Table; the Income Stream Level 2 GAWA% Table; and the Income Stream Level 3 GAWA% Table. We reserve the right to prospectively restrict the availability of the GAWA% tables.  Therefore, not all GAWA% tables may be available at the time you are interested in electing this GMWB. Please contact your representative, or contact us at our Annuity Service Center, for information regarding the current availability of the GAWA% tables.

The GAWA percentages for each age group, depending on which GAWA% table you elect, are as follows:

For Endorsements Issued On Or After September 15, 2014:

Ages	Income Stream Level 1 GAWA% Table	Income Stream Level 2 GAWA% Table	Income Stream Level 3 GAWA% Table
35 – 64	3.00%	3.25%	3.50%
65 – 74	4.00%	4.25%	4.50%
75 – 80	4.50%	4.75%	5.00%
81+	5.00%	5.25%	5.50%

If your endorsement was issued before September 15, 2014, different GAWA percentages than those reflected in the above table may apply. Please refer to your Contract endorsement and the related prospectus disclosure for the GAWA percentages applicable under your Contract at the time of purchase. If you need assistance finding this information, please contact your representative, or contact us at our Annuity Service Center. Our contact information is on the first page of the prospectus.

3. LifeGuard Freedom Flex DB

For the LifeGuard Freedom Flex DB, the charges are revised to reflect new charges for the death benefit, which correspond to each of the GAWA% tables offered in conjunction with the 6% Bonus and Annual Step-Up combination of options under the LifeGuard Freedom Flex GMWB. Please note, the LifeGuard Freedom Flex DB is not currently available to add to a Contract. The prospectus is revised as follows:

►	Under the section titled "FEES AND EXPENSES TABLES", the following revision to the optional death benefit endorsement maximum charge and related footnote is made to the fee table on page 5 of the prospectus:

LifeGuard Freedom Flex DBSM Maximum Annual Charge (only available with a specified combination of Options for the LifeGuard Freedom Flex® GMWB) (not currently offered as of April 28, 2014) [15]	0.81%

15	The current and maximum charge (based on election of the Income Stream Level 5 GAWA% Table) is 0.2000% of the GMWB Death Benefit each Contract Quarter (0.80% annually). However, for Contracts purchased in Missouri (for endorsements issued on or after September 16, 2013) and Washington State, the current and maximum charge (based on election of the Income Stream Level 5 GAWA% Table) is 0.0675% of the GMWB Death Benefit each Contract Month (0.81% annually, as used in the table).

For more information about the charge for the LifeGuard Freedom Flex DB, please see "LifeGuard Freedom Flex DB" under "Death Benefit Charges", beginning on page 45, as supplemented below.  For more information about how the LifeGuard Freedom Flex DB works, please see "LifeGuard Freedom Flex DB" under "Optional Death Benefits", beginning on page 141.

►	Under the section titled "Death Benefit Charges", the fourth indented paragraph on page 45 of the prospectus is deleted and replaced with the following:

If you select the LifeGuard Freedom Flex DB optional death benefit, which is only available in conjunction with the purchase of the LifeGuard Freedom Flex GMWB (with 6% Bonus and Annual Step-Up Options), you will pay two separate charges for the combined benefit.  The charge for LifeGuard Freedom Flex DB, which is based on a percentage of the GMWB Death Benefit, is separate from and in addition to the charge for the LifeGuard Freedom Flex GMWB.  The charge for this death benefit begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GMWB Death Benefit.  The percentage varies depending on which GAWA% table you elect (see table below).

	Annual Charge
With Income Stream Level 1 GAWA% Table	0.60%	(MO and WA Only) 0.60%
With Income Stream Level 2 GAWA% Table	0.65%	0.66%
With Income Stream Level 3 GAWA% Table	0.70%	0.72%
With Income Stream Level 4 GAWA% Table	0.75%	0.75%
With Income Stream Level 5 GAWA% Table	0.80%	0.81%
Charge Basis	GMWB Death Benefit
Charge Frequency	Quarterly	Monthly

For more information about the GMWB Death Benefit, please see "LifeGuard Freedom Flex DB" under "Optional Death Benefits", beginning on page 141.  For more information about the charges for LifeGuard Freedom Flex GMWB, please see page 40, and for benefit information, including the GWB, please see "LifeGuard Freedom Flex GMWB" beginning on page 107.  PLEASE NOTE:  EFFECTIVE APRIL 28, 2014, THE LIFEGUARD FREEDOM FLEX DB IS NOT CURRENTLY AVAILABLE TO ADD TO A CONTRACT.

►	Under the section titled "Optional Death Benefits", the first sentence in the first paragraph after the bold language under "LifeGuard Freedom Flex DB" on page 142 of the prospectus is deleted and replaced with the following:

The LifeGuard Freedom Flex DB is available only at issue and in conjunction with the 6% Bonus and Annual Step-Up combination of options under the LifeGuard Freedom Flex GMWB and only if the owner is 35 to 70 (67 for endorsements issued on or after April 29, 2013 and before September 16, 2013) years of age on the date that the endorsement is issued in connection with the Contract. We reserve the right to prospectively restrict the GAWA% tables that may be elected in connection with the LifeGuard Freedom Flex DB. Therefore, not all GAWA% tables may be available at the time you are interested in electing this death benefit. Please contact your representative, or contact us at our Annuity Service Center, for information regarding the current availability of the GAWA% tables.

______________________________
(To be used with JMV9476 04/14)

JMV13241 06/14

Supplement Dated September 15, 2014
To The Prospectus Dated April 28, 2014

PERSPECTIVE II®
PERSPECTIVE L SERIESSM ("L Series")

 FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITIES

Issued by
Jackson National Life Insurance Company® and through
Jackson National Separate Account – I

This supplement updates the above-referenced prospectus. Please read and keep it together with your prospectus for future reference. To obtain an additional copy of the prospectus, please contact us at our Annuity Service Center, P.O. Box 30314, Lansing, Michigan, 48909-7814; 1-800-644-4565; www.jackson.com.

REVISED GAWA% TABLES UNDER THE LIFEGUARD FREEDOM 6 NET AND LIFEGUARD FREEDOM FLEX GMWBs.

1. Single Life versions of the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs

For single life versions of the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs issued on or after September 15, 2014, there are five different Guaranteed Annual Withdrawal Amount percentage tables ("GAWA% tables") that may be available, each with different corresponding charges. The five GAWA% tables are: the Income Stream Level 1 GAWA% Table; the Income Stream Level 2 GAWA% Table; the Income Stream Level 3 GAWA% Table; the Income Stream Level 4 GAWA% Table; and the Income Stream Level 5 GAWA% Table. The Income Stream Level 4 and Income Stream Level 5 GAWA% Tables offer the same Guaranteed Annual Withdrawal Amount percentages and charges as the Base GAWA% Table and the Optional Income Upgrade Table , respectively , appearing on pages 52 and 76 of the prospectus . The Income Stream Level 1, Income Stream Level 2, and Income Stream Level 3 GAWA% Tables offer reduced Guaranteed Annual Withdrawal Amount percentages at a lower cost. The prospectus is revised as follows:

►	Under the section titled "FEES AND EXPENSES TABLES", the following revisions to the optional endorsement maximum charges and related footnotes are made to the fee table beginning on page 5 of the prospectus:

For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge ("LifeGuard Freedom 6 Net®")[14]	3.00%
For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge ("LifeGuard Freedom 6 Net®") with Optional Income Upgrade (no longer offered as of September 15, 2014)	3.00%
For Life GMWB With Bonus and Step-Up Maximum Annual Charge ("LifeGuard Freedom Flex® GMWB")[16]	3.00%
For Life GMWB With Bonus and Step-Up Maximum Annual Charge ("LifeGuard Freedom Flex® GMWB") with Optional Income Upgrade (no longer offered as of September 15, 2014)	3.00%

14	3.00% of the GWB is the maximum annual charge (based on election of the Income Stream Level 5 GAWA% Table), which charge is payable quarterly. However, for Contracts purchased in Missouri and Washington State, the charge is payable each Contract Month. For more information about the charges for this endorsement, including applicable charges for each of the five available GAWA% tables, please see "For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net") Charge" beginning on page 31, as supplemented below. For more information about how the endorsement works, including how the GWB is calculated, please see "For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount" beginning on page 50.
16	3.00% of the GWB is the maximum annual charge (based on election of the most expensive combination of options), which charge is payable quarterly. However, for Contracts purchased in Missouri and Washington State, the charge is payable each Contract Month. For more information about the charges for this endorsement, including applicable charges for each of the available combination of options, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up ("LifeGuard Freedom Flex GMWB") Charge" beginning on page 33, as supplemented below. For more information about how the endorsement works, including how the GWB is calculated, please see "LifeGuard Freedom Flex GMWB" beginning on page 74.

►	Under the section titled "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net") Charge" on page 31 of the prospectus, the first paragraph is revised and the existing charge table is deleted and replaced with a new charge table as follows:

The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on which GAWA% table you elect (see table below).  For more information about the GWB and the different GAWA% tables, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount" beginning on page 50.

Annual Charge	Maximum		Current
With Income Stream Level 1 GAWA% Table	1.70%	(MO and WA Only) 1.74%	0.85%	(MO and WA Only) 0.87%
With Income Stream Level 2 GAWA% Table	1.90%	1.92%	0.95%	0.96%
With Income Stream Level 3 GAWA% Table	2.10%	2.10%	1.05%	1.05%
With Income Stream Level 4 GAWA% Table	2.50%	2.52%	1.25%	1.26%
With Income Stream Level 5 GAWA% Table	3.00%	3.00%	1.50%	1.50%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

►	Under the section titled "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up ("LifeGuard Freedom Flex GMWB") Charge" on page 33 of the prospectus, the first paragraph is revised and the existing charge tables are deleted and replaced with new charge tables as follows:

The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on which GAWA% table you elect (see tables below).  For more information about the GWB and the different GAWA% tables, please see "LifeGuard Freedom Flex GMWB" beginning on page 74.

LifeGuard Freedom Flex GMWB With Income Stream Level 1 GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	1.20%	(MO and WA Only) 1.20%	0.60%	(MO and WA Only) 0.60%
6% Bonus and Annual Step-Up	1.40%	1.44%	0.70%	0.72%
7% Bonus and Annual Step-Up	1.70%	1.74%	0.85%	0.87%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

LifeGuard Freedom Flex GMWB With Income Stream Level 2 GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	1.40%	(MO and WA Only) 1.44%	0.70%	(MO and WA Only) 0.72%
6% Bonus and Annual Step-Up	1.60%	1.62%	0.80%	0.81%
7% Bonus and Annual Step-Up	1.90%	1.92%	0.95%	0.96%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

LifeGuard Freedom Flex GMWB With Income Stream Level 3 GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	1.60%	(MO and WA Only) 1.62%	0.80%	(MO and WA Only) 0.81%
6% Bonus and Annual Step-Up	1.80%	1.80%	0.90%	0.90%
7% Bonus and Annual Step-Up	2.10%	2.10%	1.05%	1.05%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

LifeGuard Freedom Flex GMWB With Income Stream Level 4 GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.00%	(MO and WA Only) 2.04%	1.00%	(MO and WA Only) 1.02%
6% Bonus and Annual Step-Up	2.20%	2.22%	1.10%	1.11%
7% Bonus and Annual Step-Up	2.50%	2.52%	1.25%	1.26%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

LifeGuard Freedom Flex GMWB With Income Stream Level 5 GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.50%	(MO and WA Only) 2.52%	1.25%	(MO and WA Only) 1.26%
6% Bonus and Annual Step-Up	2.70%	2.70%	1.35%	1.35%
7% Bonus and Annual Step-Up	3.00%	3.00%	1.50%	1.50%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

►	Under the section titled "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net")" and under the section titled "LifeGuard Freedom Flex GMWB", beginning on pages 51 and 76 of the prospectus, the text immediately following the first paragraph under "Withdrawals" up to and including the Base GAWA% Table and Optional Income Upgrade Table is deleted and replaced with the following :

There are five different GAWA% tables that may be available, each of which provides different GAWA percentages with different charges. The GAWA% tables, listed from the table offering the lowest GAWA percentages for each age group to the table offering the highest GAWA percentages for each age group, are: the Income Stream Level 1 GAWA% Table; the Income Stream Level 2 GAWA% Table; the Income Stream Level 3 GAWA% Table; the Income Stream Level 4 GAWA% Table; and the Income Stream Level 5 GAWA% Table. We reserve the right to prospectively restrict the availability of the GAWA% tables.  Therefore, not all GAWA% tables may be available at the time you are interested in electing this GMWB. Please contact your representative, or contact us at our Annuity Service Center, for information regarding the current availability of the GAWA% tables.

The GAWA percentages for each age group, depending on which GAWA% table you elect, are as follows:

Ages	Income Stream Level 1 GAWA% Table	Income Stream Level 2 GAWA% Table	Income Stream Level 3 GAWA% Table	Income Stream Level 4 GAWA% Table	Income Stream Level 5 GAWA% Table
35 – 64	3.00%	3.25%	3.50%	3.75%	4.00%
65 – 74	4.00%	4.25%	4.50%	4.75%	5.00%
75 – 80	4.50%	4.75%	5.00%	5.25%	5.50%
81+	5.00%	5.25%	5.50%	5.75%	6.00%

2. Joint For Life versions of the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs

For the Joint For Life versions of the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs issued on or after September 15, 2014, there are three different Guaranteed Annual Withdrawal Amount percentage tables ("GAWA% tables") that may be available, each with different corresponding charges. The three GAWA% tables are: the Income Stream Level 1 GAWA% Table; the Income Stream Level 2 GAWA% Table; and the Income Stream Level 3 GAWA% Table. The Income Stream Level 3 GAWA% Table offers the same Guaranteed Annual Withdrawal Amount percentages and charges as the GAWA Percentage table appearing on pages 63 and 86 of the prospectus . The Income Stream Level 1 and Income Stream Level 2 GAWA% Tables offer reduced Guaranteed Annual Withdrawal Amount percentages at a lower cost. The prospectus is revised as follows:

►	Under the section titled "FEES AND EXPENSES TABLES", footnote 15 and footnote 17 on page 7 of the prospectus are revised as follows:

15	3.00% of the GWB is the maximum annual charge (based on election of the Income Stream Level 3 GAWA% Table), which charge is payable quarterly. However, for Contracts purchased in Missouri and Washington State, you pay the charge each Contract Month. For more information about the charges for this endorsement, including applicable charges for each of the three available GAWA% tables, please see "Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net with Joint Option") Charge" beginning on page 32, as supplemented below. For more information about how the endorsement works, including how the GWB is calculated, please see "Joint For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount" beginning on page 61.
17	3.00% of the GWB is the maximum annual charge (based on election of the most expensive combination of options), which charge is payable quarterly. However, for Contracts purchased in Missouri and Washington State, you pay the charge each Contract Month. For more information about the charges for this endorsement, including applicable charges for each of the available combination of options, please see "Joint For Life GMWB With Bonus And Step-Up ("LifeGuard Freedom Flex With Joint Option GMWB") Charge" beginning on page 34, as supplemented below. For more information about how the endorsement works, including how the GWB is calculated, please see "LifeGuard Freedom Flex With Joint Option GMWB" beginning on page 84.

►	Under the section titled "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net With Joint Option") Charge" on page 32 of the prospectus, the first paragraph is revised and the existing charge table is deleted and replaced with a new charge table as follows:
The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on which GAWA% table you elect (see table below).  For more information about the GWB and the different GAWA% tables, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount" beginning on page 61.

Annual Charge	Maximum		Current
With Income Stream Level 1 GAWA% Table	2.30%	(MO and WA Only) 2.34%	1.15%	(MO and WA Only) 1.17%
With Income Stream Level 2 GAWA% Table	2.70%	2.70%	1.35%	1.35%
With Income Stream Level 3 GAWA% Table	3.00%	3.00%	1.60%	1.62%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

►	Under the section titled "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up ("LifeGuard Freedom Flex With Joint Option GMWB") Charge" on page 34 of the prospectus, the first paragraph is revised and the existing charge tables are deleted and replaced with new charge tables as follows:

The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on which GAWA% table you elect (see tables below).  For more information about the GWB and the different GAWA% tables, please see "LifeGuard Freedom Flex With Joint Option GMWB" beginning on page 84.

LifeGuard Freedom Flex With Joint Option GMWB With Income Stream Level 1 GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	1.80%	(MO and WA Only) 1.80%	0.90%	(MO and WA Only) 0.90%
6% Bonus and Annual Step-Up	2.00%	2.04%	1.00%	1.02%
7% Bonus and Annual Step-Up	2.30%	2.34%	1.15%	1.17%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

LifeGuard Freedom Flex With Joint Option GMWB With Income Stream Level 2 GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.20%	(MO and WA Only) 2.22%	1.10%	(MO and WA Only) 1.11%
6% Bonus and Annual Step-Up	2.40%	2.40%	1.20%	1.20%
7% Bonus and Annual Step-Up	2.70%	2.70%	1.35%	1.35%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

LifeGuard Freedom Flex With Joint Option GMWB With Income Stream Level 3 GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.70%	(MO and WA Only) 2.70%	1.35%	(MO and WA Only) 1.35%
6% Bonus and Annual Step-Up	2.90%	2.94%	1.45%	1.47%
7% Bonus and Annual Step-Up	3.00%	3.00%	1.60%	1.62%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

►	Under the section titled "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net With Joint Option")" and under the section titled "LifeGuard Freedom Flex with Joint Option GMWB", the GAWA Percentage table immediately following the first paragraph under "Withdrawals" on pages 63 and 86 of the prospectus is deleted and replaced with the following :

There are three different GAWA% tables that may be available, each of which provides different GAWA percentages with different charges. The GAWA% tables, listed from the table offering the lowest GAWA percentages for each age group to the table offering the highest GAWA percentages for each age group, are: the Income Stream Level 1 GAWA% Table; the Income Stream Level 2 GAWA% Table; and the Income Stream Level 3 GAWA% Table. We reserve the right to prospectively restrict the availability of the GAWA% tables.  Therefore, not all GAWA% tables may be available at the time you are interested in electing this GMWB. Please contact your representative, or contact us at our Annuity Service Center, for information regarding the current availability of the GAWA% tables.

The GAWA percentages for each age group, depending on which GAWA% table you elect, are as follows:

Ages	Income Stream Level 1 GAWA% Table	Income Stream Level 2 GAWA% Table	Income Stream Level 3 GAWA% Table
35 – 64	3.00%	3.25%	3.50%
65 – 74	4.00%	4.25%	4.50%
75 – 80	4.50%	4.75%	5.00%
81+	5.00%	5.25%	5.50%

3. LifeGuard Freedom Flex DB

For the LifeGuard Freedom Flex DB, the charges are revised to reflect new charges for the death benefit, which correspond to each of the GAWA% tables offered in conjunction with the 6% Bonus and Annual Step-Up combination of options under the LifeGuard Freedom Flex GMWB. Please note, the LifeGuard Freedom Flex DB is not currently available to add to a Contract. The prospectus is revised as follows:

►	Under the section titled "FEES AND EXPENSES TABLES", the following revision to the optional death benefit endorsement maximum charge and related footnote is made to the fee table on page 5 of the prospectus:

LifeGuard Freedom Flex DBSM Maximum Annual Charge (only available with a specified combination of Options for the LifeGuard Freedom Flex® GMWB) (not currently offered as of April 28, 2014) [12]	0.81%

12	The current and maximum charge (based on election of the Income Stream Level 5 GAWA% Table) is 0.2000% of the GMWB Death Benefit each Contract Quarter (0.80% annually). However, for Contracts purchased in Missouri and Washington State, the current and maximum charge (based on election of the Income Stream Level 5 GAWA% Table) is 0.0675% of the GMWB Death Benefit each Contract Month (0.81% annually, as used in the table).

For more information about the charge for the LifeGuard Freedom Flex DB, please see "LifeGuard Freedom Flex DB" under "Death Benefit Charges", beginning on page 36, as supplemented below.  For more information about how the LifeGuard Freedom Flex DB works, please see "LifeGuard Freedom Flex DB" under "Optional Death Benefits", beginning on page 107.

►	Under the section titled "Death Benefit Charges", the second paragraph on page 36 of the prospectus is deleted and replaced with the following:

If you select the LifeGuard Freedom Flex DB optional death benefit, which is only available in conjunction with the purchase of the LifeGuard Freedom Flex GMWB (with 6% Bonus and Annual Step-Up Options), you will pay two separate charges for the combined benefit.  The charge for LifeGuard Freedom Flex DB, which is based on a percentage of the GMWB Death Benefit, is separate from and in addition to the charge for the LifeGuard Freedom Flex GMWB.  The charge for this death benefit begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GMWB Death Benefit.  The percentage varies depending on which GAWA% table you elect (see table below).

	Annual Charge
With Income Stream Level 1 GAWA% Table	0.60%	(MO and WA Only) 0.60%
With Income Stream Level 2 GAWA% Table	0.65%	0.66%
With Income Stream Level 3 GAWA% Table	0.70%	0.72%
With Income Stream Level 4 GAWA% Table	0.75%	0.75%
With Income Stream Level 5 GAWA% Table	0.80%	0.81%
Charge Basis	GMWB Death Benefit
Charge Frequency	Quarterly	Monthly

For more information about the GMWB Death Benefit, please see "LifeGuard Freedom Flex DB" under "Optional Death Benefits", beginning on page 107.  For more information about the charges for LifeGuard Freedom Flex GMWB, please see page 33, and for benefit information, including the GWB, please see "LifeGuard Freedom Flex GMWB" beginning on page 74.  PLEASE NOTE:  EFFECTIVE APRIL 28, 2014, THE LIFEGUARD FREEDOM FLEX DB IS NOT CURRENTLY AVAILABLE TO ADD TO A CONTRACT.

►	Under the section titled "Optional Death Benefits", the first sentence in the first paragraph after the bold language under "LifeGuard Freedom Flex DB" on page 107 of the prospectus is deleted and replaced with the following:

The LifeGuard Freedom Flex DB is available only at issue and in conjunction with the 6% Bonus and Annual Step-Up combination of options under the LifeGuard Freedom Flex GMWB and only if the owner is 35 to 70years of age on the date that the endorsement is issued in connection with the Contract. We reserve the right to prospectively restrict the GAWA% tables that may be elected in connection with the LifeGuard Freedom Flex DB. Therefore, not all GAWA% tables may be available at the time you are interested in electing this death benefit. Please contact your representative, or contact us at our Annuity Service Center, for information regarding the current availability of the GAWA% tables.

______________________________
(To be used with JMV9476L 04/14)

JMV13240 06/14

Supplement Dated September 15, 2014
To The Prospectus Dated April 28, 2014

PERSPECTIVE II®
FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY
(Contracts offered for sale on and after September 10, 2012)

Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account I

This supplement updates the above-referenced prospectus. Please read and keep it together with your prospectus for future reference. To obtain an additional copy of the prospectus, please contact us at our Jackson of NY Service Center, P.O. Box 30313, Lansing, Michigan, 48909-7813; 1-800-599-5651; www.jackson.com.

REVISED GAWA% TABLES UNDER THE LIFEGUARD FREEDOM 6 NET AND LIFEGUARD FREEDOM FLEX GMWBs.

1. Single Life versions of the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs

For single life versions of the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs issued on or after September 15, 2014, there are five different Guaranteed Annual Withdrawal Amount percentage tables ("GAWA% tables") that may be available, each with different corresponding charges. The five GAWA% tables are: the Income Stream Level 1 GAWA% Table; the Income Stream Level 2 GAWA% Table; the Income Stream Level 3 GAWA% Table; the Income Stream Level 4 GAWA% Table; and the Income Stream Level 5 GAWA% Table. The Income Stream Level 4 and Income Stream Level 5 GAWA% Tables offer the same Guaranteed Annual Withdrawal Amount percentages and charges as the Base GAWA% Tables and the Optional Income Upgrade Tables , respectively , appearing on pages 64 and 90 of the prospectus . The Income Stream Level 1, Income Stream Level 2, and Income Stream Level 3 GAWA% Tables offer reduced Guaranteed Annual Withdrawal Amount percentages at a lower cost. The prospectus is revised as follows:

►	Under the section titled "FEES AND EXPENSES TABLES", the following revisions to the optional endorsement maximum charges and related footnotes are made to the fee table beginning on page 5 of the prospectus:

For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge ("LifeGuard Freedom 6 Net®")[16]	3.00%
For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge ("LifeGuard Freedom 6 Net®") with Optional Income Upgrade (no longer offered as of September 15, 2014)	3.00%
For Life GMWB With Bonus and Step-Up Maximum Annual Charge ("LifeGuard Freedom Flex® GMWB")[18]	3.00%
For Life GMWB With Bonus and Step-Up Maximum Annual Charge ("LifeGuard Freedom Flex® GMWB") with Optional Income Upgrade (no longer offered as of September 15, 2014)	3.00%

16	3.00% of the GWB is the maximum annual charge (based on election of the Income Stream Level 5 GAWA% Table), which charge is payable monthly. For more information about the charges for this endorsement, including applicable charges for each of the five available GAWA% tables, please see "For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net") Charge" beginning on page 34, as supplemented below. For more information about how the endorsement works, including how the GWB is calculated, please see "For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount" beginning on page 62.
18	3.00% of the GWB is the maximum annual charge (based on election of the most expensive combination of options), which charge is payable monthly. For more information about the charges for this endorsement, including applicable charges for each of the available combination of options, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up ("LifeGuard Freedom Flex GMWB") Charge" beginning on page 35, as supplemented below. For more information about how the endorsement works, including how the GWB is calculated, please see "LifeGuard Freedom Flex GMWB" beginning on page 88.

►	Under the section titled "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net") Charge" on page 34 of the prospectus:

a)	The first and second sentences of the first paragraph are deleted and replaced with the following:

The charge for this GMWB varies depending on which GAWA% table you elect: if you elect the Income Stream Level 1 GAWA% Table, you will pay 0.0725% of the GWB each Contract Month (0.87% annually); if you elect the Income Stream Level 2 GAWA% Table, you will pay 0.0800% of the GWB each Contract Month (0.96% annually); if you elect the Income Stream Level 3 GAWA% Table, you will pay 0.0875% of the GWB each Contract Month (1.05%

annually); if you elect the Income Stream Level 4 GAWA% Table, you will pay 0.1050% of the GWB each Contract Month (1.26% annually); and if you elect the Income Stream Level 5 GAWA% Table, you will pay 0.1250% of the GWB each Contract Month (1.50% annually).  For endorsements purchased on or after April 29, 2013 and before September 15, 2014, if you elect this GMWB without the Optional Income Upgrade Table you will pay 0.1050% of the GWB each Contract Month (1.26% annually), and if you elect the Optional Income Upgrade Table, you will pay 0.1250% of the GWB each Contract Month (1.50% annually).

b)	The first sentence of the second paragraph is deleted and replaced with the following:

We reserve the right to prospectively change the charge on new Contracts or if you elect this benefit after your Contract is issued (subject to availability), subject to the maximum annual charge. The maximum annual charge is 1.74% annually for endorsements with the Income Stream Level 1 GAWA% Table, 1.92% annually for endorsements with the Income Stream Level 2 GAWA% Table, 2.10% annually for endorsements with the Income Stream Level 3 GAWA% Table, 2.52% annually for endorsements with the Income Stream Level 4 GAWA% Table, and 3.00% for endorsements with the Income Stream Level 5 GAWA% Table. For endorsements purchased on or after April 29, 2013 and before September 15, 2014, the maximum annual charge is 2.52% annually for endorsements without the Optional Income Upgrade Table, and 3.00% for endorsements with the Optional Income Upgrade Table. For endorsements purchased before April 29, 2013, the maximum annual charge is 2.22% annually for endorsements without the Optional Income Upgrade Table, and 2.70% for endorsements with the Optional Income Upgrade Table.

►	Under the section titled "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up ("LifeGuard Freedom Flex GMWB") Charge" on page 35 of the prospectus, the first paragraph is revised and new charge tables are added as follows:

The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on which GAWA% table you elect (see tables below).  For more information about the GWB and the different GAWA% tables, please see "LifeGuard Freedom Flex GMWB" beginning on page 88.

GMWBS ISSUED ON OR AFTER SEPTEMBER 15, 2014

LifeGuard Freedom Flex GMWB With Income Stream Level 1 GAWA% Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	1.20%	0.60%
6% Bonus and Annual Step-Up	1.44%	0.72%
7% Bonus and Annual Step-Up	1.74%	0.87%
Charge Basis	GWB
Charge Frequency	Monthly

LifeGuard Freedom Flex GMWB With Income Stream Level 2 GAWA% Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	1.44%	0.72%
6% Bonus and Annual Step-Up	1.62%	0.81%
7% Bonus and Annual Step-Up	1.92%	0.96%
Charge Basis	GWB
Charge Frequency	Monthly

LifeGuard Freedom Flex With GMWB With Income Stream Level 3 GAWA% Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	1.62%	0.81%
6% Bonus and Annual Step-Up	1.80%	0.90%
7% Bonus and Annual Step-Up	2.10%	1.05%
Charge Basis	GWB
Charge Frequency	Monthly

LifeGuard Freedom Flex GMWB With Income Stream Level 4 GAWA% Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.04%	1.02%
6% Bonus and Annual Step-Up	2.22%	1.11%
7% Bonus and Annual Step-Up	2.52%	1.26%
Charge Basis	GWB
Charge Frequency	Monthly

LifeGuard Freedom Flex GMWB With Income Stream Level 5 GAWA% Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.52%	1.26%
6% Bonus and Annual Step-Up	2.70%	1.35%
7% Bonus and Annual Step-Up	3.00%	1.50%
Charge Basis	GWB
Charge Frequency	Monthly

►	Under the section titled "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net")", on page 64 of the prospectus, the text immediately following the first paragraph under "Withdrawals" up to and including the paragraph immediately following the Base GAWA% Table and Optional Income Upgrade Table is deleted and replaced with the following :

There are five different GAWA% tables that may be available, each of which provides different GAWA percentages with different charges. The GAWA% tables, listed from the table offering the lowest GAWA percentages for each age group to the table offering the highest GAWA percentages for each age group, are: the Income Stream Level 1 GAWA% Table; the Income Stream Level 2 GAWA% Table; the Income Stream Level 3 GAWA% Table; the Income Stream Level 4 GAWA% Table; and the Income Stream Level 5 GAWA% Table. We reserve the right to prospectively restrict the availability of the GAWA% tables.  Please contact your representative, or contact us at our Annuity Service Center, for information regarding the current availability of the GAWA% tables.

The GAWA percentages for each age group, depending on which GAWA% table you elect, are as follows:

For Endorsements Issued On Or After September 15, 2014:

Ages	Income Stream Level 1 GAWA% Table	Income Stream Level 2 GAWA% Table	Income Stream Level 3 GAWA% Table	Income Stream Level 4 GAWA% Table	Income Stream Level 5 GAWA% Table
35 – 64	3.00%	3.25%	3.50%	3.75%	4.00%
65 – 74	4.00%	4.25%	4.50%	4.75%	5.00%
75 – 80	4.50%	4.75%	5.00%	5.25%	5.50%
81+	5.00%	5.25%	5.50%	5.75%	6.00%

If your endorsement was issued before September 15, 2014, different GAWA percentages than those reflected in the above table may apply. Please refer to your Contract endorsement and the related prospectus disclosure for the GAWA percentages applicable under your Contract at the time of purchase. If you need assistance finding this information, please contact your representative, or contact us at our Annuity Service Center. Our contact information is on the first page of the prospectus.

►	Under the section titled "LifeGuard Freedom Flex GMWB", beginning on page 89 of the prospectus, the text immediately following the first paragraph under "Withdrawals" up to and including the paragraph immediately following the Base GAWA% Tables and Optional Income Upgrade Tables is deleted and replaced with the following :

There are five different GAWA% tables that may be available, each of which provides different GAWA percentages with different charges. The GAWA% tables, listed from the table offering the lowest GAWA percentages for each age group to the table offering the highest GAWA percentages for each age group, are: the Income Stream Level 1 GAWA% Table; the Income Stream Level 2 GAWA% Table; the Income Stream Level 3 GAWA% Table; the Income Stream Level 4 GAWA% Table; and the Income Stream Level 5 GAWA% Table. We reserve the right to prospectively restrict the availability of the GAWA% tables.  Please contact your representative, or contact us at our Annuity Service Center, for information regarding the current availability of the GAWA% tables.

The GAWA percentages for each age group, depending on which GAWA% table you elect, are as follows:

For Endorsements Issued On Or After September 15, 2014:
5% and 6% Bonus Options
Ages	Income Stream Level 1 GAWA% Table	Income Stream Level 2 GAWA% Table	Income Stream Level 3 GAWA% Table	Income Stream Level 4 GAWA% Table	Income Stream Level 5 GAWA% Table
35 – 64	3.00%	3.25%	3.50%	3.75%	4.00%
65 – 74	4.00%	4.25%	4.50%	4.75%	5.00%
75 – 80	4.50%	4.75%	5.00%	5.25%	5.50%
81+	5.00%	5.25%	5.50%	5.75%	6.00%

7% Bonus Option
Ages	Income Stream Level 1 GAWA% Table	Income Stream Level 2 GAWA% Table	Income Stream Level 3 GAWA% Table	Income Stream Level 4 GAWA% Table	Income Stream Level 5 GAWA% Table
35 – 64	3.00%	3.25%	3.50%	3.75%	4.00%
65 – 69	3.50%	3.75%	4.00%	4.25%	4.50%
70 – 74	4.00%	4.25%	4.50%	4.75%	5.00%
75 – 80	4.50%	4.75%	5.00%	5.25%	5.50%
81+	5.00%	5.25%	5.50%	5.75%	6.00%

If your endorsement was issued before September 15, 2014, different GAWA percentages than those reflected in the above tables may apply. Please refer to your Contract endorsement and the related prospectus disclosure for the GAWA percentages applicable under your Contract at the time of purchase. If you need assistance finding this information, please contact your representative, or contact us at our Annuity Service Center. Our contact information is on the first page of the prospectus.

2. Joint For Life versions of the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs

For the Joint For Life versions of the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs issued on or after September 15, 2014, there are three different GAWA% tables that may be available, each with different corresponding charges. The three GAWA% tables are: the Income Stream Level 1 GAWA% Table; the Income Stream Level 2 GAWA% Table; and the Income Stream Level 3 GAWA% Table. The Income Stream Level 3 GAWA% Table offers the same Guaranteed Annual Withdrawal Amount percentages and charges as the GAWA Percentage table appearing on pages 76 and 100 of the prospectus . The Income Stream Level 1 and Income Stream Level 2 GAWA% Tables offer reduced Guaranteed Annual Withdrawal Amount percentages at a lower cost. The prospectus is revised as follows:

►	Under the section titled "FEES AND EXPENSES TABLES", footnote 17 on page 7 and footnote 19 on page 8 of the prospectus are revised as follows:

17	3.00% of the GWB is the maximum annual charge (based on election of the Income Stream Level 3 GAWA% Table), which charge is payable monthly. For more information about the charges for this endorsement, including applicable charges for each of the three available GAWA% tables, please see "Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net with Joint Option") Charge" beginning on page 35, as supplemented below. For more information about how the endorsement works, including how the GWB is calculated, please see "Joint For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount" beginning on page 74.
19	2.94% of the GWB is the maximum annual charge (based on election of the most expensive combination of options), which charge is payable monthly. For more information about the charges for this endorsement, including applicable charges for each of the available combination of options, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up ("LifeGuard Freedom Flex with Joint Option GMWB") Charge" beginning on page 37, as supplemented below. For more information about how the endorsement works, including how the GWB is calculated, please see "LifeGuard Freedom Flex With Joint Option GMWB" beginning on page 98.

►	Under the section titled "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net With Joint Option") Charge" on page 35 of the prospectus:

a)	The first sentence of the first paragraph is deleted and replaced with the following:

The charge for this GMWB varies depending on which GAWA% table you elect: if you elect the Income Stream Level 1 GAWA% Table, you will pay 0.0975% of the GWB each Contract Month (1.17% annually); if you elect the Income Stream Level 2 GAWA% Table, you will pay 0.1125% of the GWB each Contract Month (1.35% annually); if you elect the Income Stream Level 3 GAWA% Table, you will pay 0.1350% of the GWB each Contract Month (1.62%

annually).  For endorsements purchased on or after September 16, 2013 and before September 15, 2014, you will pay 0.1350% of the GWB each Contract Month (1.62% annually).

b)	The first sentence of the second paragraph is deleted and replaced with the following:

We reserve the right to prospectively change the charge on new Contracts or if you elect this benefit after your Contract is issued (subject to availability), subject to the maximum annual charge. The maximum annual charge is 2.34% annually for endorsements with the Income Stream Level 1 GAWA% Table, 2.70% annually for endorsements with the Income Stream Level 2 GAWA% Table, and 3.00% annually for endorsements with the Income Stream Level 3 GAWA% Table. For endorsements purchased before September 15, 2014, the maximum annual charge is 3.00% annually.

►	Under the section titled "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up ("LifeGuard Freedom Flex GMWB") Charge" on page 37 of the prospectus, the first paragraph is revised and new charge tables are added as follows:

The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on which GAWA% table you elect (see tables below).  For more information about the GWB and the different GAWA% tables, please see "LifeGuard Freedom Flex With Joint Option GMWB" beginning on page 98.

GMWBS ISSUED ON OR AFTER SEPTEMBER 15, 2014

LifeGuard Freedom Flex With Joint Option GMWB With Income Stream Level 1 GAWA% Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	1.80%	0.90%
6% Bonus and Annual Step-Up	2.04%	1.02%
Charge Basis	GWB
Charge Frequency	Monthly

LifeGuard Freedom Flex With Joint Option GMWB With Income Stream Level 2 GAWA% Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.22%	1.11%
6% Bonus and Annual Step-Up	2.40%	1.20%
Charge Basis	GWB
Charge Frequency	Monthly

LifeGuard Freedom Flex With Joint Option GMWB With Income Stream Level 3 GAWA% Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.70%	1.35%
6% Bonus and Annual Step-Up	2.94%	1.47%
Charge Basis	GWB
Charge Frequency	Monthly

►	Under the section titled "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net With Joint Option")" and under the section titled "LifeGuard Freedom Flex with Joint Option GMWB", on pages 76 and 100 of the prospectus, the text immediately following the first paragraph under "Withdrawals" up to and including the paragraph immediately following the GAWA Percentage table is deleted and replaced with the following :

There are three different GAWA% tables that may be available, each of which provides different GAWA percentages with different charges. The GAWA% tables, listed from the table offering the lowest GAWA percentages for each age group to the table offering the highest GAWA percentages for each age group, are: the Income Stream Level 1 GAWA% Table; the Income Stream Level 2 GAWA% Table; and the Income Stream Level 3 GAWA% Table. We reserve the right to prospectively restrict the availability of the GAWA% tables. Please contact your representative, or contact us at our Annuity Service Center, for information regarding the current availability of the GAWA% tables.

The GAWA percentages for each age group, depending on which GAWA% table you elect, are as follows:

For Endorsements Issued On Or After September 15, 2014:

Ages	Income Stream Level 1 GAWA% Table	Income Stream Level 2 GAWA% Table	Income Stream Level 3 GAWA% Table
35 – 64	3.00%	3.25%	3.50%
65 – 74	4.00%	4.25%	4.50%
75 – 80	4.50%	4.75%	5.00%
81+	5.00%	5.25%	5.50%

If your endorsement was issued before September 15, 2014, different GAWA percentages than those reflected in the above tables may apply. Please refer to your Contract endorsement and the related prospectus disclosure for the GAWA percentages applicable under your Contract at the time of purchase. If you need assistance finding this information, please contact your representative, or contact us at our Annuity Service Center. Our contact information is on the first page of the prospectus.

3. LifeGuard Freedom Flex DB NY

For the LifeGuard Freedom Flex DB NY, the charges are revised to reflect new charges for the death benefit, which correspond to each of the GAWA% tables offered in conjunction with the 6% Bonus and Annual Step-Up combination of options under the LifeGuard Freedom Flex GMWB. Please note, the LifeGuard Freedom Flex DB NY is not currently available to add to a Contract. The prospectus is revised as follows:

►	Under the section titled "FEES AND EXPENSES TABLES", the following revision to the optional death benefit endorsement maximum charge and related footnote is made to the fee table on page 5 of the prospectus:

LifeGuard Freedom Flex DB NY (only available with a specified combination of Options for the LifeGuard Freedom Flex® GMWB) (not currently offered as of April 28, 2014) [12]	0.51%

12	The current and maximum charge (based on election of the Income Stream Level 5 GAWA% Table) is 0.0425% of the GMWB Death Benefit each Contract Month (0.51% annually).

For more information about the charge for the LifeGuard Freedom Flex DB NY, please see Optional Death Benefit – LifeGuard Freedom Flex DB NY Charge" under "Contract Charges", beginning on page 32, as supplemented below.  For more information about how the LifeGuard Freedom Flex DB NY works, including how the GMWB Death Benefit is calculated, please see "LifeGuard Freedom Flex DB NY" under "Optional Death Benefits", beginning on page 118.

►	Under the section titled "Optional Death Benefit – LifeGuard Freedom Flex DB NY Charge" on page 32 of the prospectus, the first paragraph is deleted and replaced with the following:

If you select the LifeGuard Freedom Flex DB NY optional death benefit, which is only available in conjunction with the purchase of the LifeGuard Freedom Flex GMWB (with 6% Bonus and Annual Step-Up Options), you will pay two separate charges for the combined benefit.  The charge for LifeGuard Freedom Flex DB NY, which is based on a percentage of the GMWB Death Benefit, is separate from and in addition to the charge for the LifeGuard Freedom Flex GMWB.  The charge for this death benefit begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GMWB Death Benefit.  The percentage varies depending on which GAWA% table you elect (see table below).

Annual Charge
With Income Stream Level 1 GAWA% Table	0.30%
With Income Stream Level 2 GAWA% Table	0.36%
With Income Stream Level 3 GAWA% Table	0.42%
With Income Stream Level 4 GAWA% Table	0.45%
With Income Stream Level 5 GAWA% Table	0.51%
Charge Basis	GMWB Death Benefit
Charge Frequency	Monthly

For more information about the GMWB Death Benefit, please see "LifeGuard Freedom Flex DB NY" under "Optional Death Benefits", beginning on page 118.  For more information about the charges for LifeGuard Freedom Flex GMWB, please see page 35, and for benefit information, including the GWB, please see "LifeGuard Freedom Flex GMWB" beginning on page 88.

►	Under the section titled "Optional Death Benefits", the first sentence in the first paragraph after the bold language under "LifeGuard Freedom Flex DB NY" on page 118 of the prospectus is deleted and replaced with the following:

The LifeGuard Freedom Flex DB NY is available only at issue and in conjunction with the 6% Bonus and Annual Step-Up combination of options under the LifeGuard Freedom Flex GMWB and only if the Owner (or oldest Joint Owner) is 35 to 70 (67 for endorsements issued on or after April 29, 2013 and before September 16, 2013) years of age on the Issue Date. We reserve the right to prospectively restrict the GAWA% tables that may be elected in connection with the LifeGuard Freedom Flex DB NY. Therefore, not all GAWA% tables may be available at the time you are interested in electing this death benefit. Please contact your representative, or contact us at our Annuity Service Center, for information regarding the current availability of the GAWA% tables.

______________________________
(To be used with JMV9476NY 04/14)

JMV13183 06/14

Supplement Dated September 15, 2014
To The Prospectus Dated April 28, 2014

PERSPECTIVE II®
PERSPECTIVE L SERIESSM ("L Series")

FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITIES

Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account I

This supplement updates the above-referenced prospectus. Please read and keep it together with your prospectus for future reference. To obtain an additional copy of the prospectus, please contact us at our Jackson of NY Service Center, P.O. Box 30313, Lansing, Michigan, 48909-7813; 1-800-599-5651; www.jackson.com.

REVISED GAWA% TABLES UNDER THE LIFEGUARD FREEDOM 6 NET AND LIFEGUARD FREEDOM FLEX GMWBs.

1. Single Life versions of the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs

For single life versions of the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs issued on or after September 15, 2014, there are five different Guaranteed Annual Withdrawal Amount percentage tables ("GAWA% tables") that may be available, each with different corresponding charges. The five GAWA% tables are: the Income Stream Level 1 GAWA% Table; the Income Stream Level 2 GAWA% Table; the Income Stream Level 3 GAWA% Table; the Income Stream Level 4 GAWA% Table; and the Income Stream Level 5 GAWA% Table. The Income Stream Level 4 and Income Stream Level 5 GAWA% Tables offer the same Guaranteed Annual Withdrawal Amount percentages and charges as the Base GAWA% Tables and the Optional Income Upgrade Tables , respectively , appearing on pages 48 and 73 of the prospectus . The Income Stream Level 1, Income Stream Level 2, and Income Stream Level 3 GAWA% Tables offer reduced Guaranteed Annual Withdrawal Amount percentages at a lower cost. The prospectus is revised as follows:

►	Under the section titled "FEES AND EXPENSES TABLES", the following revisions to the optional endorsement maximum charges and related footnotes are made to the fee table beginning on page 5 of the prospectus:

For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge ("LifeGuard Freedom 6 Net®")[11]	3.00%
For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge ("LifeGuard Freedom 6 Net®") with Optional Income Upgrade (no longer offered as of September 15, 2014)	3.00%
For Life GMWB With Bonus and Step-Up Maximum Annual Charge ("LifeGuard Freedom Flex® GMWB")[13]	3.00%
For Life GMWB With Bonus and Step-Up Maximum Annual Charge ("LifeGuard Freedom Flex® GMWB") with Optional Income Upgrade (no longer offered as of September 15, 2014)	3.00%

11	3.00% of the GWB is the maximum annual charge (based on election of the Income Stream Level 5 GAWA% Table), which charge is payable monthly. For more information about the charges for this endorsement, including applicable charges for each of the five available GAWA% tables, please see "For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net") Charge" beginning on page 30, as supplemented below. For more information about how the endorsement works, including how the GWB is calculated, please see "For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount" beginning on page 46.
13	3.00% of the GWB is the maximum annual charge (based on election of the most expensive combination of options), which charge is payable monthly. For more information about the charges for this endorsement, including applicable charges for each of the available combination of options, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up ("LifeGuard Freedom Flex GMWB") Charge" beginning on page 31, as supplemented below. For more information about how the endorsement works, including how the GWB is calculated, please see "LifeGuard Freedom Flex GMWB" beginning on page 71.

►	Under the section titled "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net") Charge" on page 30 of the prospectus:

a)	The first and second sentences of the first paragraph are deleted and replaced with the following:

The charge for this GMWB varies depending on which GAWA% table you elect: if you elect the Income Stream Level 1 GAWA% Table, you will pay 0.0725% of the GWB each Contract Month (0.87% annually); if you elect the Income Stream Level 2 GAWA% Table, you will pay 0.0800% of the GWB each Contract Month (0.96% annually); if you elect the Income Stream Level 3 GAWA% Table, you will pay 0.0875% of the GWB each Contract Month (1.05% annually); if you elect the Income Stream Level 4 GAWA% Table, you will pay 0.1050% of the GWB each Contract Month (1.26% annually); and if you elect the Income Stream Level 5 GAWA% Table, you will pay 0.1250% of the GWB each Contract Month (1.50% annually).

b)	The first sentence of the second paragraph is deleted and replaced with the following:

We reserve the right to prospectively change the charge on new Contracts or if you elect this benefit after your Contract is issued (subject to availability), subject to the maximum annual charge. The maximum annual charge is 1.74% annually for endorsements with the Income Stream Level 1 GAWA% Table, 1.92% annually for endorsements with the Income Stream Level 2 GAWA% Table, 2.10% annually for endorsements with the Income Stream Level 3 GAWA% Table, 2.52% annually for endorsements with the Income Stream Level 4 GAWA% Table, and 3.00% for endorsements with the Income Stream Level 5 GAWA% Table.

►	Under the section titled "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up ("LifeGuard Freedom Flex GMWB") Charge" on page 31 of the prospectus, the first paragraph is revised and the existing charge tables are deleted and replaced with new charge tables as follows:

The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on which GAWA% table you elect (see tables below).  For more information about the GWB and the different GAWA% tables, please see "LifeGuard Freedom Flex GMWB" beginning on page 71.

LifeGuard Freedom Flex GMWB With Income Stream Level 1 GAWA% Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	1.20%	0.60%
6% Bonus and Annual Step-Up	1.44%	0.72%
7% Bonus and Annual Step-Up	1.74%	0.87%
Charge Basis	GWB
Charge Frequency	Monthly

LifeGuard Freedom Flex GMWB With Income Stream Level 2 GAWA% Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	1.44%	0.72%
6% Bonus and Annual Step-Up	1.62%	0.81%
7% Bonus and Annual Step-Up	1.92%	0.96%
Charge Basis	GWB
Charge Frequency	Monthly

LifeGuard Freedom Flex With GMWB With Income Stream Level 3 GAWA% Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	1.62%	0.81%
6% Bonus and Annual Step-Up	1.80%	0.90%
7% Bonus and Annual Step-Up	2.10%	1.05%
Charge Basis	GWB
Charge Frequency	Monthly

LifeGuard Freedom Flex GMWB With Income Stream Level 4 GAWA% Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.04%	1.02%
6% Bonus and Annual Step-Up	2.22%	1.11%
7% Bonus and Annual Step-Up	2.52%	1.26%
Charge Basis	GWB
Charge Frequency	Monthly

LifeGuard Freedom Flex GMWB With Income Stream Level 5 GAWA% Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.52%	1.26%
6% Bonus and Annual Step-Up	2.70%	1.35%
7% Bonus and Annual Step-Up	3.00%	1.50%
Charge Basis	GWB
Charge Frequency	Monthly

►	Under the section titled "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net")", on page 48 of the prospectus, the text immediately following the first paragraph under "Withdrawals" up to and including the Base GAWA% Table and Optional Income Upgrade Table is deleted and replaced with the following :

There are five different GAWA% tables that may be available, each of which provides different GAWA percentages with different charges. The GAWA% tables, listed from the table offering the lowest GAWA percentages for each age group to the table offering the highest GAWA percentages for each age group, are: the Income Stream Level 1 GAWA% Table; the Income Stream Level 2 GAWA% Table; the Income Stream Level 3 GAWA% Table; the Income Stream Level 4 GAWA% Table; and the Income Stream Level 5 GAWA% Table. We reserve the right to prospectively restrict the availability of the GAWA% tables.  Please contact your representative, or contact us at our Annuity Service Center, for information regarding the current availability of the GAWA% tables.

The GAWA percentages for each age group, depending on which GAWA% table you elect, are as follows:

Ages	Income Stream Level 1 GAWA% Table	Income Stream Level 2 GAWA% Table	Income Stream Level 3 GAWA% Table	Income Stream Level 4 GAWA% Table	Income Stream Level 5 GAWA% Table
35 – 64	3.00%	3.25%	3.50%	3.75%	4.00%
65 – 74	4.00%	4.25%	4.50%	4.75%	5.00%
75 – 80	4.50%	4.75%	5.00%	5.25%	5.50%
81+	5.00%	5.25%	5.50%	5.75%	6.00%

►	Under the section titled "LifeGuard Freedom Flex GMWB", beginning on page 72 of the prospectus, the text immediately following the first paragraph under "Withdrawals" up to and including the Base GAWA% Tables and Optional Income Upgrade Tables is deleted and replaced with the following :

There are five different GAWA% tables that may be available, each of which provides different GAWA percentages with different charges. The GAWA% tables, listed from the table offering the lowest GAWA percentages for each age group to the table offering the highest GAWA percentages for each age group, are: the Income Stream Level 1 GAWA% Table; the Income Stream Level 2 GAWA% Table; the Income Stream Level 3 GAWA% Table; the Income Stream Level 4 GAWA% Table; and the Income Stream Level 5 GAWA% Table. We reserve the right to prospectively restrict the availability of the GAWA% tables.  Please contact your representative, or contact us at our Annuity Service Center, for information regarding the current availability of the GAWA% tables.

The GAWA percentages for each age group, depending on which GAWA% table you elect, are as follows:

5% and 6% Bonus Options
Ages	Income Stream Level 1 GAWA% Table	Income Stream Level 2 GAWA% Table	Income Stream Level 3 GAWA% Table	Income Stream Level 4 GAWA% Table	Income Stream Level 5 GAWA% Table
35 – 64	3.00%	3.25%	3.50%	3.75%	4.00%
65 – 74	4.00%	4.25%	4.50%	4.75%	5.00%
75 – 80	4.50%	4.75%	5.00%	5.25%	5.50%
81+	5.00%	5.25%	5.50%	5.75%	6.00%

7% Bonus Option
Ages	Income Stream Level 1 GAWA% Table	Income Stream Level 2 GAWA% Table	Income Stream Level 3 GAWA% Table	Income Stream Level 4 GAWA% Table	Income Stream Level 5 GAWA% Table
35 – 64	3.00%	3.25%	3.50%	3.75%	4.00%
65 – 69	3.50%	3.75%	4.00%	4.25%	4.50%
70 – 74	4.00%	4.25%	4.50%	4.75%	5.00%
75 – 80	4.50%	4.75%	5.00%	5.25%	5.50%
81+	5.00%	5.25%	5.50%	5.75%	6.00%

2. Joint For Life versions of the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs

For the Joint For Life versions of the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs issued on or after September 15, 2014, there are three different GAWA% tables that may be available, each with different corresponding charges. The three GAWA% tables are: the Income Stream Level 1 GAWA% Table; the Income Stream Level 2 GAWA% Table; and the Income Stream Level 3 GAWA% Table. The Income Stream Level 3 GAWA% Table offers the same Guaranteed Annual Withdrawal Amount percentages and charges as the GAWA Percentage table appearing on pages 60 and 82 of the prospectus . The Income Stream Level 1 and Income Stream Level 2 GAWA% Tables offer reduced Guaranteed Annual Withdrawal Amount percentages at a lower cost. The prospectus is revised as follows:

►	Under the section titled "FEES AND EXPENSES TABLES", footnote 12 on page 6 and footnote 14 on page 7 of the prospectus are revised as follows:

12	3.00% of the GWB is the maximum annual charge (based on election of the Income Stream Level 3 GAWA% Table), which charge is payable monthly. For more information about the charges for this endorsement, including applicable charges for each of the three available GAWA% tables, please see "Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net with Joint Option") Charge" beginning on page 31, as supplemented below. For more information about how the endorsement works, including how the GWB is calculated, please see "Joint For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount" beginning on page 58.
14	2.94% of the GWB is the maximum annual charge (based on election of the most expensive combination of options), which charge is payable monthly. For more information about the charges for this endorsement, including applicable charges for each of the available combination of options, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up ("LifeGuard Freedom Flex with Joint Option GMWB") Charge" beginning on page 32, as supplemented below. For more information about how the endorsement works, including how the GWB is calculated, please see "LifeGuard Freedom Flex With Joint Option GMWB" beginning on page 80.

►	Under the section titled "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net With Joint Option") Charge" on page 31 of the prospectus:

a)	The first sentence of the first paragraph is deleted and replaced with the following:

The charge for this GMWB varies depending on which GAWA% table you elect: if you elect the Income Stream Level 1 GAWA% Table, you will pay 0.0975% of the GWB each Contract Month (1.17% annually); if you elect the Income Stream Level 2 GAWA% Table, you will pay 0.1125% of the GWB each Contract Month (1.35% annually); if you elect the Income Stream Level 3 GAWA% Table, you will pay 0.1350% of the GWB each Contract Month (1.62% annually).

b)	The first sentence of the second paragraph is deleted and replaced with the following:

We reserve the right to prospectively change the charge on new Contracts or if you elect this benefit after your Contract is issued (subject to availability), subject to the maximum annual charge. The maximum annual charge is 2.34% annually for endorsements with the Income Stream Level 1 GAWA% Table, 2.70% annually for endorsements with the Income Stream Level 2 GAWA% Table, and 3.00% annually for endorsements with the Income Stream Level 3 GAWA% Table.

►	Under the section titled "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up ("LifeGuard Freedom Flex GMWB") Charge" on page 32 of the prospectus, the first paragraph is revised and the existing charge tables are deleted and replaced with new charge tables as follows:

The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on which GAWA% table you elect (see tables below).  For more information about the GWB and the different GAWA% tables, please see "LifeGuard Freedom Flex With Joint Option GMWB" beginning on page 80.

LifeGuard Freedom Flex With Joint Option GMWB With Income Stream Level 1 GAWA% Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	1.80%	0.90%
6% Bonus and Annual Step-Up	2.04%	1.02%
Charge Basis	GWB
Charge Frequency	Monthly

LifeGuard Freedom Flex With Joint Option GMWB With Income Stream Level 2 GAWA% Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.22%	1.11%
6% Bonus and Annual Step-Up	2.40%	1.20%
Charge Basis	GWB
Charge Frequency	Monthly

LifeGuard Freedom Flex With Joint Option GMWB With Income Stream Level 3 GAWA% Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.70%	1.35%
6% Bonus and Annual Step-Up	2.94%	1.47%
Charge Basis	GWB
Charge Frequency	Monthly

►	Under the section titled "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount ("LifeGuard Freedom 6 Net With Joint Option")" and under the section titled "LifeGuard Freedom Flex with Joint Option GMWB", the GAWA Percentage table , immediately following the first paragraph under "Withdrawals" on pages 60 and 82 of the prospectus is deleted and replaced with the following :

There are three different GAWA% tables that may be available, each of which provides different GAWA percentages with different charges. The GAWA% tables, listed from the table offering the lowest GAWA percentages for each age group to the table offering the highest GAWA percentages for each age group, are: the Income Stream Level 1 GAWA% Table; the Income Stream Level 2 GAWA% Table; and the Income Stream Level 3 GAWA% Table. We reserve the right to prospectively restrict the availability of the GAWA% tables. Please contact your representative, or contact us at our Annuity Service Center, for information regarding the current availability of the GAWA% tables.

The GAWA percentages for each age group, depending on which GAWA% table you elect, are as follows:

Ages	Income Stream Level 1 GAWA% Table	Income Stream Level 2 GAWA% Table	Income Stream Level 3 GAWA% Table
35 – 64	3.00%	3.25%	3.50%
65 – 74	4.00%	4.25%	4.50%
75 – 80	4.50%	4.75%	5.00%
81+	5.00%	5.25%	5.50%

3. LifeGuard Freedom Flex DB NY

For the LifeGuard Freedom Flex DB NY, the charges are revised to reflect new charges for the death benefit, which correspond to each of the GAWA% tables offered in conjunction with the 6% Bonus and Annual Step-Up combination of options under the LifeGuard Freedom Flex GMWB. Please note, the LifeGuard Freedom Flex DB NY is not currently available to add to a Contract. The prospectus is revised as follows:

►	Under the section titled "FEES AND EXPENSES TABLES", the following revision to the optional death benefit endorsement maximum charge and related footnote is made to the fee table on page 5 of the prospectus:

LifeGuard Freedom Flex DB NY (only available with a specified combination of Options for the LifeGuard Freedom Flex® GMWB) (not currently offered as of April 28, 2014) [9]	0.51%

9	The current and maximum charge (based on election of the Income Stream Level 5 GAWA% Table) is 0.0425% of the GMWB Death Benefit each Contract Month (0.51% annually).

For more information about the charge for the LifeGuard Freedom Flex DB NY, please see Optional Death Benefit – LifeGuard Freedom Flex DB NY Charge" under "Contract Charges", beginning on page 29, as supplemented below.  For more information about how the LifeGuard Freedom Flex DB NY works, including how the GMWB Death Benefit is calculated, please see "LifeGuard Freedom Flex DB NY" under "Optional Death Benefits", beginning on page 99.

►	Under the section titled "Optional Death Benefit – LifeGuard Freedom Flex DB NY Charge" on page 29 of the prospectus, the first paragraph is deleted and replaced with the following:

If you select the LifeGuard Freedom Flex DB NY optional death benefit, which is only available in conjunction with the purchase of the LifeGuard Freedom Flex GMWB (with 6% Bonus and Annual Step-Up Options), you will pay two separate charges for the combined benefit.  The charge for LifeGuard Freedom Flex DB NY, which is based on a percentage of the GMWB Death Benefit, is separate from and in addition to the charge for the LifeGuard Freedom Flex GMWB.  The charge for this death benefit begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GMWB Death Benefit.  The percentage varies depending on which GAWA% table you elect (see table below).

Annual Charge
With Income Stream Level 1 GAWA% Table	0.30%
With Income Stream Level 2 GAWA% Table	0.36%
With Income Stream Level 3 GAWA% Table	0.42%
With Income Stream Level 4 GAWA% Table	0.45%
With Income Stream Level 5 GAWA% Table	0.51%
Charge Basis	GMWB Death Benefit
Charge Frequency	Monthly

For more information about the GMWB Death Benefit, please see "LifeGuard Freedom Flex DB NY" under "Optional Death Benefits", beginning on page 99.  For more information about the charges for LifeGuard Freedom Flex GMWB, please see page 31, and for benefit information, including the GWB, please see "LifeGuard Freedom Flex GMWB" beginning on page 71.

►	Under the section titled "Optional Death Benefits", the first sentence in the first paragraph after the bold language under "LifeGuard Freedom Flex DB NY" on page 99 of the prospectus is deleted and replaced with the following:

The LifeGuard Freedom Flex DB NY is available only at issue and in conjunction with the 6% Bonus and Annual Step-Up combination of options under the LifeGuard Freedom Flex GMWB and only if the Owner (or oldest Joint Owner) is 35 to 70 years of age on the Issue Date. We reserve the right to prospectively restrict the GAWA% tables that may be elected in connection with the LifeGuard Freedom Flex DB NY. Therefore, not all GAWA% tables may be available at the time you are interested in electing this death benefit. Please contact your representative, or contact us at our Annuity Service Center, for information regarding the current availability of the GAWA% tables.

______________________________
(To be used with JMV9476LNY 04/14)

NMV13237NY 06/14